June 22, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Daniel Morris, Special Counsel

Re:	Vishay Precision Group, Inc.
Amendment No. 6 to Registration Statement on Form 10
Filed June 22, 2010
File No. 001-34679

Dear Mr. Morris:

This confirms that the exhibits filed as “forms of” have been so filed because, as to Exhibits 3.1 and 3.2, they will not become effective until after today and prior to the completion of the spin-off, and, as to all other such exhibits, the agreements have not been executed as of today. Such agreements will be executed prior to completion of the spin-off.

This confirms that such exhibits will not be changed, prior to their becoming effective or being executed, as the case may be, in any material respect. These exhibits will become effective or be executed on or before July 6, 2010, and will be timely filed as exhibits to current reports on Form 8-K.

Very Truly Yours,

/s/ William M. Clancy
William M. Clancy
Executive Vice President and
Chief Financial Officer,
Vishay Precision Group, Inc.